CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
MAY 6, 2026

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2026	Dec 31 2025
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$808	$673
Accounts receivable		5,248	3,999
Inventory		2,921	2,621
Prepaids and other		310	301
Current portion of other long-term assets	6	80	70
		9,367	7,664
Exploration and evaluation assets	3	2,735	2,651
Property, plant and equipment	4	78,108	77,645
Lease assets	5	2,951	3,001
Other long-term assets	6	886	869
		$94,047	$91,830
LIABILITIES
Current liabilities
Accounts payable		$1,582	$1,105
Accrued liabilities		5,051	4,255
Current income taxes payable		484	597
Current portion of long-term debt	7	441	441
Current portion of other long-term liabilities	8	1,961	1,665
		9,519	8,063
Long-term debt	7	16,520	16,176
Other long-term liabilities	8	12,281	11,936
Deferred income taxes		11,089	11,289
		49,409	47,464
SHAREHOLDERS' EQUITY
Share capital	10	11,909	11,421
Retained earnings		32,489	32,726
Accumulated other comprehensive income	11	240	219
		44,638	44,366
		$94,047	$91,830
Commitments and contingencies (note 15)

Approved by the Board of Directors on May 6, 2026.

Canadian Natural Resources Limited	1	Three months ended March 31, 2026

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2026	Mar 31 2025
Product sales	16	$12,404	$12,712
Less: royalties		(1,594)	(1,773)
Revenue		10,810	10,939
Expenses
Production		2,388	2,372
Blending and feedstock		2,308	2,487
Transportation		670	653
Depletion, depreciation and amortization	4,5	1,877	1,870
Administration		154	152
Share-based compensation	8	644	26
Asset retirement obligation accretion	8	98	91
Interest and other financing expense		318	258
Risk management loss (gain)	14	361	(24)
Foreign exchange loss (gain)		262	(43)
		9,080	7,842
Earnings before taxes		1,730	3,097
Current income tax expense	9	555	511
Deferred income tax (recovery) expense	9	(173)	128
Net earnings		$1,348	$2,458
Net earnings per common share
Basic	13	$0.65	$1.17
Diluted	13	$0.64	$1.17
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2026	Mar 31 2025
Net earnings	$1,348	$2,458
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2025 – $nil)	1	4
Reclassification to net earnings, net of taxes of $nil (2025 – $1 million)	(2)	(5)
	(1)	(1)
Foreign currency translation adjustment
Translation of net investment	22	(3)
Other comprehensive income (loss), net of taxes	21	(4)
Comprehensive income	$1,369	$2,454

Canadian Natural Resources Limited	2	Three months ended March 31, 2026

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2026	Mar 31 2025
Share capital	10
Balance – beginning of period		$11,421	$11,064
Issued upon exercise of stock options		293	112
Previously recognized liability on stock options exercised for common shares		225	136
Purchase of common shares under Normal Course Issuer Bid		(30)	(59)
Balance – end of period		11,909	11,253
Retained earnings
Balance – beginning of period		32,726	28,103
Net earnings		1,348	2,458
Dividends on common shares	10	(1,304)	(1,233)
Purchase of common shares under Normal Course Issuer Bid, including tax	10	(281)	(433)
Balance – end of period		32,489	28,895
Accumulated other comprehensive income	11
Balance – beginning of period		219	301
Other comprehensive income (loss), net of taxes		21	(4)
Balance – end of period		240	297
Shareholders' equity		$44,638	$40,445

Canadian Natural Resources Limited	3	Three months ended March 31, 2026

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2026	Mar 31 2025
Operating activities
Net earnings		$1,348	$2,458
Non-cash items
Depletion, depreciation and amortization	4,5	1,877	1,870
Share-based compensation		644	26
Asset retirement obligation accretion		98	91
Unrealized risk management loss	14	316	3
Unrealized foreign exchange loss (gain)		285	(285)
Deferred income tax (recovery) expense		(173)	128
Realized foreign exchange on financing activities (1)		(21)	239
Abandonment expenditures	8	(247)	(188)
Other		(27)	(140)
Net change in non-cash working capital		(818)	82
Cash flows from operating activities		3,282	4,284
Financing activities
Issuance (repayment) of bank credit facilities and commercial paper, net	7	101	(491)
Repayment of other long-term debt	7	—	(876)
Payment of lease liabilities	5	(101)	(84)
Issuance of common shares on exercise of stock options	10	293	112
Dividends on common shares		(1,224)	(1,184)
Purchase of common shares under Normal Course Issuer Bid	10	(311)	(487)
Cash flows used in financing activities		(1,242)	(3,010)
Investing activities
Net expenditures on exploration and evaluation assets	3,16	(86)	(6)
Net expenditures on property, plant and equipment	4,16	(2,092)	(1,297)
Proceeds from long-term contract		150	—
Net change in non-cash working capital		79	(9)
Cash flows used in investing activities		(1,949)	(1,312)
Increase (decrease) in cash and cash equivalents		91	(38)
Opening cash balance prior to restatement for IFRS 9	2	673	131
Adjustment on adoption of IFRS 9	2	44	—
Cash and cash equivalents – beginning of period		717	131
Cash and cash equivalents – end of period		$808	$93
Interest paid on long-term debt		$201	$257
Income taxes paid, net		$663	$685
(1)Realized foreign exchange on financing activities primarily relates to the repayment of US dollar denominated debt.

Canadian Natural Resources Limited	4	Three months ended March 31, 2026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada. In June 2026, the Company is relocating its head and registered office to 400 - 4th Avenue S.W., Calgary, AB, T2P 0J4.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "IFRS Accounting Standards"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2025, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2025.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues, and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2024, the IASB issued amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments also clarify the classification of certain financial assets, and add disclosure requirements for financial instruments with certain contingent features and for equity investments designated at fair value through other comprehensive income. The amendments were effective January 1, 2026. The Company adopted the amendments retrospectively without restating comparative information in the interim consolidated statements of cash flows.

Canadian Natural Resources Limited	5	Three months ended March 31, 2026

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2025	$2,594	$—	$—	$57	$2,651
Additions/Acquisitions, net	88	—	—	—	88
Transfers to property, plant and equipment	(4)	—	—	—	(4)
At March 31, 2026	$2,678	$—	$—	$57	$2,735
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2025	$92,896	$9,270	$5,316	$60,570	$503	$699	$169,254
Additions/Acquisitions, net	1,705	2	143	342	1	11	2,204
Transfers from exploration and evaluation assets	4	—	—	—	—	—	4
Derecognitions (1)	(94)	(320)	—	(17)	—	—	(431)
Foreign exchange adjustments and other	—	178	97	—	—	—	275
At March 31, 2026	$94,511	$9,130	$5,556	$60,895	$504	$710	$171,306
Accumulated depletion and depreciation
At December 31, 2025	$65,940	$9,270	$4,035	$11,617	$246	$501	$91,609
Expense	1,095	2	10	653	4	10	1,774
Derecognitions (1)	(94)	(320)	—	(17)	—	—	(431)
Foreign exchange adjustments and other	(3)	178	71	—	—	—	246
At March 31, 2026	$66,938	$9,130	$4,116	$12,253	$250	$511	$93,198
Net book value
At March 31, 2026	$27,573	$—	$1,440	$48,642	$254	$199	$78,108
At December 31, 2025	$26,956	$—	$1,281	$48,953	$257	$198	$77,645
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use.
In February 2026, the Company acquired certain producing and non-producing crude oil and NGLs, and natural gas assets in the Peace River area in the North America Exploration and Production segment for net cash consideration of $761 million, subject to final closing adjustments. Net assets acquired included exploration and evaluation assets of $65 million, and property, plant and equipment of $796 million. The Company also assumed associated asset retirement obligations of $100 million. No net deferred tax liabilities were recognized on this transaction.
As a result of the acquisition, revenue increased by approximately $92 million and net operating income (comprised of revenue less production and transportation expense) increased by approximately $49 million for the three months ended March 31, 2026. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $34 million for the three months ended March 31, 2026.

Canadian Natural Resources Limited	6	Three months ended March 31, 2026

If the acquisition had been completed on January 1, 2026, the Company estimates that pro forma revenue would have increased by approximately $128 million and pro forma net operating income (comprised of revenue less production and transportation expense) would have increased by approximately $65 million for the three months ended March 31, 2026. Including the impact of depletion, depreciation and amortization, the Company estimates pro forma earnings before taxes would have increased by approximately $42 million for the three months ended March 31, 2026.
Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have been achieved had the acquisitions actually occurred on January 1, 2026, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition dates.
5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2025	$2,199	$634	$43	$125	$3,001
Additions	—	10	34	8	52
Depreciation	(41)	(48)	(8)	(6)	(103)
Foreign exchange adjustments and other	2	(1)	1	(1)	1
At March 31, 2026	$2,160	$595	$70	$126	$2,951
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at March 31, 2026 were as follows:

	Mar 31 2026	Dec 31 2025
Lease liabilities	$3,059	$3,106
Less: current portion	365	373
	$2,694	$2,733
Total cash outflows for leases for the three months ended March 31, 2026, including payments related to short-term leases not reported as lease assets, were $392 million (three months ended March 31, 2025 – $354 million). Interest expense on leases for the three months ended March 31, 2026 was $34 million (three months ended March 31, 2025 – $16 million).

Canadian Natural Resources Limited	7	Three months ended March 31, 2026

6. OTHER LONG-TERM ASSETS

	Mar 31 2026	Dec 31 2025
Long-term prepayments, contracts and other (1)	$456	$419
Prepaid cost of service tolls	223	229
Long-term inventory	287	291
	966	939
Less: current portion	80	70
	$886	$869
(1)Includes physical product sales contracts, interest on Petroleum Revenue Tax ("PRT") recoveries in the North Sea, and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 barrels per day. The refinery processes approximately 50,000 barrels per day of bitumen feedstock, including 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 15). Sales of diesel and other refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 16).
The carrying value of the Company's interest in NWRP is $nil, and as at March 31, 2026, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $471 million (December 31, 2025 – $496 million). For the three months ended March 31, 2026, the Company's recovery of its share of unrecognized equity losses was $25 million (three months ended March 31, 2025 – unrecognized equity loss of $19 million).
7. LONG-TERM DEBT

	Mar 31 2026	Dec 31 2025
Canadian dollar denominated debt, unsecured
Medium-term notes	$3,116	$3,116

US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2026 – US$2,932 million; December 31, 2025 – US$2,860 million)	4,092	3,922
US dollar debt securities (March 31, 2026 – US$7,050 million; December 31, 2025 – US$7,050 million)	9,838	9,669
	17,046	16,707
Less: original issue discounts, net (1)	13	14
transaction costs (1) (2)	72	76
	16,961	16,617
Less: current portion of long-term debt (1) (2)	441	441
	$16,520	$16,176
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.

Canadian Natural Resources Limited	8	Three months ended March 31, 2026

Bank Credit Facilities and Commercial Paper
As at March 31, 2026, the Company had undrawn bank credit facilities of $5,358 million, and a fully drawn non-revolving term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027;
▪a $2,425 million revolving syndicated credit facility, maturing June 2028; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2029.
During the first quarter of 2026, the Company cancelled the $140 million portion of its $2,565 million revolving syndicated credit facility, maturing June 2027, reducing the capacity to $2,425 million, with a maturity of June 2029.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on bank credit facilities outstanding as at March 31, 2026 was 4.9% (March 31, 2025 – 5.3%), and on total long-term debt outstanding for the three months ended March 31, 2026 was 4.9% (March 31, 2025 – 5.0%).
As at March 31, 2026, letters of credit and guarantees aggregating to $954 million were outstanding (December 31, 2025 – $840 million).
Medium-Term Notes
In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. As at March 31, 2026, the Company had $1,350 million remaining on its base shelf prospectus.
US Dollar Debt Securities
In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$4,500 million of debt securities in the United States, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. As at March 31, 2026, the Company had US$3,003 million remaining on its base shelf prospectus.
8. OTHER LONG-TERM LIABILITIES

	Mar 31 2026	Dec 31 2025
Asset retirement obligations	$9,757	$9,743
Lease liabilities (note 5)	3,059	3,106
Share-based compensation	794	433
Risk management (note 14)	381	65
Transportation and processing contracts	180	186
Other	71	68
	14,242	13,601
Less: current portion	1,961	1,665
	$12,281	$11,936

Canadian Natural Resources Limited	9	Three months ended March 31, 2026

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.9% (December 31, 2025 – 4.9%) and inflation rates of up to 2% (December 31, 2025 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2026	Dec 31 2025
Balance – beginning of period	$9,743	$8,607
Liabilities incurred	11	34
Liabilities acquired, net	101	489
Liabilities settled	(247)	(771)
Asset retirement obligation accretion	98	380
Revision of cost, inflation, and timing estimates (1)	—	1,233
Change in discount rates	—	(129)
Foreign exchange adjustments	51	(100)
Balance – end of period	9,757	9,743
Less: current portion	1,007	956
	$8,750	$8,787
(1)Includes normal course revisions of cost, inflation, and timing estimates, as well as revisions to decommissioning timing and cost estimates in the North Sea and Offshore Africa at December 31, 2025.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") Plan. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU Plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, by individual employee performance, and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Mar 31 2026	Dec 31 2025
Balance – beginning of period	$433	$620
Share-based compensation expense	644	180
Cash payment for stock options surrendered and PSUs vested	(58)	(94)
Transferred to common shares	(225)	(273)
Balance – end of period	794	433
Less: current portion	559	312
	$235	$121

Canadian Natural Resources Limited	10	Three months ended March 31, 2026

9. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2026	Mar 31 2025
Current corporate income tax – North America (1)	$671	$569
Current corporate income tax – North Sea	(53)	(26)
Current corporate income tax – Offshore Africa	—	5
Current PRT (2) – North Sea	(65)	(39)
Other taxes	2	2
Current income tax	555	511
Deferred corporate income tax	(59)	119
Deferred PRT (2) – North Sea	(114)	9
Deferred income tax	(173)	128
Income tax	$382	$639
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
10. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2026
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	2,081,578	$11,421
Issued upon exercise of stock options	9,557	293
Previously recognized liability on stock options exercised for common shares	—	225
Purchase of common shares under Normal Course Issuer Bid	(5,425)	(30)
Balance – end of period	2,085,710	$11,909
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 4, 2026, the Board of Directors approved a 6% increase in the quarterly dividend to $0.625 per common share, beginning with the dividend paid on April 7, 2026.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share.
Normal Course Issuer Bid
On March 10, 2026, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 182,396,564 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2026 and ending March 12, 2027, subject to applicable securities laws.
For the three months ended March 31, 2026, the Company purchased 5,425,000 common shares at a weighted average price of $57.26 per common share for a total cost, including tax, of $311 million. Retained earnings were reduced by $281 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2026, up to and including May 5, 2026, the Company purchased 5,650,000 common shares at a weighted average price of $63.19 per common share for a total cost, including tax, of $360 million.

Canadian Natural Resources Limited	11	Three months ended March 31, 2026

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at March 31, 2026:

	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	54,734	$39.83
Granted	16,938	55.27
Exercised for common shares	(9,557)	30.73
Surrendered for cash settlement	(2,253)	38.05
Forfeited	(571)	41.05
Outstanding – end of period	59,291	$45.76
Exercisable – end of period	8,659	$40.40
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
11. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Mar 31 2026	Mar 31 2025
Derivative financial instruments designated as cash flow hedges	$65	$69
Foreign currency translation adjustment	175	228
	$240	$297
12. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at March 31, 2026, the ratio was within the target range at 26.6%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS Accounting Standards and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2026	Dec 31 2025
Long-term debt	$16,961	$16,617
Less: cash and cash equivalents	808	673
Long-term debt, net	$16,153	$15,944
Total shareholders' equity	$44,638	$44,366
Debt to book capitalization	26.6%	26.4%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at March 31, 2026, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	12	Three months ended March 31, 2026

13. NET EARNINGS PER COMMON SHARE

		Three Months Ended
		Mar 31 2026	Mar 31 2025
Weighted average common shares outstanding – basic (thousands of shares)		2,084,519	2,100,540
Effect of dilutive stock options (thousands of shares)		11,596	8,537
Weighted average common shares outstanding – diluted (thousands of shares)		2,096,115	2,109,077
Net earnings		$1,348	$2,458
Net earnings per common share	– basic	$0.65	$1.17
	– diluted	$0.64	$1.17
14. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Risk management assets and liabilities are classified as derivatives held for trading, cash flow hedges, or embedded derivatives.
The estimated fair values of derivative financial instruments in Level 2 and Level 3 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves, and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2026	Dec 31 2025
Balance – beginning of period	$(65)	$5
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2) (3) (4)	(316)	(68)
Foreign exchange	—	(1)
Other comprehensive income	—	(1)
Balance – end of period	(381)	(65)
Less: current portion	(12)	(8)
	$(369)	$(57)
(1)Risk management liabilities are disclosed in note 8.
(2)In the third quarter of 2025, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.30 AECO for the period of August to December 2025, and 25,000 MMBtu/d of natural gas at US$2.16 AECO for the period of January to December 2026.
(3)In the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative.
(4)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
Net loss (gain) from risk management activities was as follows:

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Net realized risk management loss (gain)	$45	$(27)
Net unrealized risk management loss	316	3
	$361	$(24)

Canadian Natural Resources Limited	13	Three months ended March 31, 2026

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2, and embedded derivatives, which are categorized as Level 3. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Mar 31, 2026
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$12,869	$13,047
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.
Embedded Derivative
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement to supply 140,000 MMBtu/d of natural gas for a term of 15 years, with delivery anticipated to begin in 2030 as all conditions precedent have been waived by the counterparty. Under the terms of the agreement, the Company will deliver natural gas to its counterparty in Illinois, USA and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction. The contract includes an embedded derivative as a result of the pricing structure, and the host contract is the natural gas sales agreement with a Chicago Citygate price.
The natural gas embedded derivative is categorized as Level 3 within the fair value hierarchy, as the fair value is determined using a discounted estimated cash flow model which incorporates significant unobservable inputs, including future natural gas pricing and a discount rate.
The Company recognizes a loss (gain) on risk management activities in the statements of earnings related to its natural gas embedded derivative. The loss (gain) is determined by the relative movements in fair value compared to the prior period. For the three months ended March 31, 2026, the Company recognized an unrealized risk management loss of $312 million on the natural gas embedded derivative. As at March 31, 2026, the fair value of the embedded derivative was a liability of $369 million (December 31, 2025 – $57 million liability).
The Level 3 fair value measurements of the embedded derivative could be materially impacted by a change in the discount rate and movements in natural gas prices. The following table summarizes the impacts to the fair value of the embedded derivative resulting from changes in the specified variable over the 15-year contract. These sensitivities as at March 31, 2026 are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities.

	JKM price		Discount rate
	US$0.10/MMBtu increase	US$0.10/MMBtu decrease	1% increase	1% decrease
Fair value – increase/(decrease)	$53	$(53)	$(56)	$66
Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 3 and 18 of the Company's audited consolidated financial statements for the year ended December 31, 2025.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production, and with natural gas purchases. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at March 31, 2026, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	14	Three months ended March 31, 2026

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper, and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into foreign currency forward contracts, SOFR loans, and commercial paper to mitigate its foreign currency exchange rate risk.
As at March 31, 2026, the Company had US$1,502 million of foreign currency forward contracts outstanding (December 31, 2025 – US$1,500 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading (December 31, 2025 – US$1,500 million).
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at March 31, 2026, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at March 31, 2026, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,582	$—	$—	$—
Accrued liabilities	$5,051	$—	$—	$—
Long-term debt (1)	$441	$6,061	$2,844	$7,700
Other long-term liabilities (2) (3)	$377	$278	$639	$2,248
Interest and other financing expense (4)	$981	$863	$1,861	$3,562
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $365 million; one to less than two years, $278 million; two to less than five years, $639 million; and thereafter, $1,777 million.
(3)Includes a gross derivative liability of $471 million associated with the Company's natural gas embedded derivative. The gross liability is offset by a gross derivative asset of $102 million, resulting in a net liability of $369 million.
(4)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at March 31, 2026.

Canadian Natural Resources Limited	15	Three months ended March 31, 2026

15. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at March 31, 2026:

	Remaining 2026	2027	2028	2029	2030	Thereafter
Product transportation, purchases, and processing (1)	$1,729	$2,279	$2,135	$1,977	$1,816	$18,169
North West Redwater Partnership service toll (2)	$81	$95	$96	$95	$95	$3,865
Offshore vessels and decommissioning equipment	$179	$—	$—	$—	$—	$—
Field equipment and supplies	$123	$122	$121	$24	$24	$170
Office leases and other	$219	$66	$19	$18	$18	$176
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the Trans Mountain Expansion pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,764 million of interest payable over the 40-year tolling period, ending in 2058 (note 6).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	16	Three months ended March 31, 2026

16. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2026	2025	2026	2025	2026	2025	2026	2025
Segmented product sales
Crude oil and NGLs (1)	$5,389	$5,366	$36	$152	$—	$106	$5,425	$5,624
Natural gas (1)	796	671	2	6	—	13	798	690
Other income and revenue	47	17	—	—	—	1	47	18
Total segmented product sales	6,232	6,054	38	158	—	120	6,270	6,332
Less: royalties	(781)	(781)	—	—	—	(5)	(781)	(786)
Segmented revenue	5,451	5,273	38	158	—	115	5,489	5,546
Segmented expenses
Production	1,006	894	35	170	—	35	1,041	1,099
Blending and feedstock	1,248	1,391	—	—	—	—	1,248	1,391
Transportation	524	476	2	3	—	—	526	479
Depletion, depreciation and amortization	1,131	1,092	6	40	14	59	1,151	1,191
Asset retirement obligation accretion	55	53	20	14	2	2	77	69
Risk management loss (gain) (commodity derivatives)	317	(12)	—	—	—	—	317	(12)
Total segmented expenses	4,281	3,894	63	227	16	96	4,360	4,217
Segmented earnings (loss)	$1,170	$1,379	$(25)	$(69)	$(16)	$19	$1,129	$1,329
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (gain) (other)
Foreign exchange loss (gain)
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	17	Three months ended March 31, 2026

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment Elimination and Other		Total
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2026	2025	2026	2025	2026	2025	2026	2025
Segmented product sales
Crude oil and NGLs (1) (2)	$5,537	$5,879	$23	$22	$129	$207	$11,114	$11,732
Natural gas (1)	—	—	—	—	34	26	832	716
Other income and revenue	134	25	277	221	—	—	458	264
Total segmented product sales	5,671	5,904	300	243	163	233	12,404	12,712
Less: royalties	(813)	(987)	—	—	—	—	(1,594)	(1,773)
Segmented revenue	4,858	4,917	300	243	163	233	10,810	10,939
Segmented expenses
Production	1,269	1,185	63	73	15	15	2,388	2,372
Blending and feedstock (2)	743	703	170	172	147	221	2,308	2,487
Transportation	139	174	4	4	1	(4)	670	653
Depletion, depreciation and amortization	722	675	4	4	—	—	1,877	1,870
Asset retirement obligation accretion	21	22	—	—	—	—	98	91
Risk management loss (gain) (commodity derivatives)	—	—	—	—	—	—	317	(12)
Total segmented expenses	2,894	2,759	241	253	163	232	7,658	7,461
Segmented earnings (loss)	$1,964	$2,158	$59	$(10)	$—	$1	$3,152	$3,478
Non-segmented expenses
Administration							154	152
Share-based compensation							644	26
Interest and other financing expense							318	258
Risk management loss (gain) (other)							44	(12)
Foreign exchange loss (gain)							262	(43)
Total non-segmented expenses							1,422	381
Earnings before taxes							1,730	3,097
Current income tax							555	511
Deferred income tax							(173)	128
Net earnings							$1,348	$2,458
(1)Product sales in the North America Exploration and Production and Oil Sands Mining and Upgrading segments originate in Canada.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	18	Three months ended March 31, 2026

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2026			Mar 31, 2025
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$86	$(2)	$84	$7	$8	$15
Offshore Africa	—	—	—	(1)	—	(1)
	86	(2)	84	6	8	14
Property, plant and equipment
Exploration and Production
North America	1,593	22	1,615	829	(139)	690
North Sea	2	(320)	(318)	3	—	3
Offshore Africa	143	—	143	128	—	128
	1,738	(298)	1,440	960	(139)	821
Oil Sands Mining and Upgrading	342	(17)	325	319	(66)	253
Midstream and Refining	1	—	1	2	—	2
Head Office	11	—	11	16	—	16
	2,092	(315)	1,777	1,297	(205)	1,092
	$2,178	$(317)	$1,861	$1,303	$(197)	$1,106
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
Segmented Assets

	Mar 31 2026	Dec 31 2025
Exploration and Production
North America	$34,884	$33,462
North Sea	688	789
Offshore Africa	1,564	1,398
Other	59	35
Oil Sands Mining and Upgrading	55,202	54,699
Midstream and Refining	1,341	1,142
Head Office	309	305
	$94,047	$91,830

Canadian Natural Resources Limited	19	Three months ended March 31, 2026

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated August 2025. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2026:
Interest coverage (times)
Net earnings (1)	14.3x
Adjusted funds flow (2)	20.3x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	20	Three months ended March 31, 2026